

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Mr. Paul J. Berra, III
General Counsel
Solutia Inc.
575 Maryville Centre Drive
St. Louis, Missouri 63166-6760

> **Re:** **Southwall Technologies Inc.**
> **Schedule TO-T**
> **Filed on October 25, 2011 by Solutia Inc.**
> **File No. 005-39081**

Dear Mr. Berra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Given the ongoing business relationship between Southwall Technologies and Solutia, please provide your analysis as to the applicability of Rule 13e-3. We note that the determination of whether a person is in control of an issuer depends on all the facts and circumstances and is not limited to control obtained through ownership of equity securities. Please refer to SEC Release No. 34-16075 (August 2, 1979).

Available Information, page 22

2. We note the disclaimer at the end of this section. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Certain Information Concerning Parent and Purchaser, page 22

3. Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A regarding Parent and Purchaser. See Item 3 of Schedule TO.

Representations and Warranties, page 37

4. We note your statements that the representations and warranties in the merger agreement were made solely for purposes of the agreement, and that stockholders are not third-party beneficiaries under the agreement and should not rely on the representations or warranties. Please revise to remove any potential implication that the agreement does not constitute public disclosure under the federal securities laws.

Conditions of the Offer, page 53

5. The final condition in this section merely refers to termination of the merger agreement in accordance with its terms, or any event occurring which gives you the right to terminate the agreement. Please set forth with specificity in your offer to purchase all conditions to your obligation to purchase the shares.

6. We refer to the disclosure in the last paragraph of this section. When a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration. Please confirm your understanding in your response.

Exhibit (d)(1) – Agreement and Plan of Merger

7. Please advise as to the import of Section 9.1(b)(ii)(B) of the merger agreement, which appears to describe a scenario which is already contemplated by Section 9.1(b)(ii)(A).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons and their management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        William B. Sorabella, Esq.
        Kirkland & Ellis LLP